# Contact

www.linkedin.com/in/jannice-
newson-a3b8a9103 (LinkedIn)

## Top Skills

Public Speaking

Nonprofits

Research

## Languages

Spanish (Limited Working)

English

## Honors-Awards

Dean's List

Byron A. Barnes Undergraduate
Student Development Award

Advanced Placement Scholar with
Honor

Sesi Magazine: Work It, Girl

Miss African Diaspora 2017

# Jannice Newson

Lillian Augusta Beauty
Greater Chicago Area

## Summary

http://hairwithoutharm.com

_____

## Experience

**BMO**
Watson Institute Fellow
March 2024 - Present (4 months)

**Lillian Augusta Beauty**
Founder and CEO
September 2019 - Present (4 years 10 months)
Chicago, Illinois, United States

**Elevated Chicago ETOD**
Program Coordinator
March 2022 - Present (2 years 4 months)
Chicago, Illinois, United States

**Tutoring Chicago**
Program Coordinator
September 2021 - May 2022 (9 months)
Chicago, Illinois, United States

• Organize Zoom tutoring sessions for 300+ students grades 1st-6th.

• Troubleshoot Zoom issues, pair students with tutors, manage a roster, and
serve as a point of contact for tutors, students, and parents during tutoring
sessions.

**The University of Chicago Booth School of Business**
Office Manager
October 2021 - February 2022 (5 months)
Chicago, Illinois, United States

• Serve as the point of contact for the Gleacher Faculty Suite's front desk.

• Oversee room reservations, class preparation, faculty offices, purchase
orders, faculty directories, student mail folders, and newsletters.

## Chicago's First Lady Cruises
### Bartender and Crew
March 2021 - September 2021 (7 months)
Chicago, Illinois, United States

• Served a suite of cocktails during city tours, weddings, parties, product promotional events, and corporate events.
• Ensured a safe environment on the vessel with regular trainings on man overboard procedure, fire extinguisher and fire hose usage, and engine room procedure for hull breach.

## Carbon180
### Entrepreneur In Residence
February 2020 - March 2021 (1 year 2 months)
Ann Arbor, MI

• Study, design, and test new carbon removal business models
• Launch a carbon removal startup

## U.S. Department of Energy (DOE)
### LabStart Fellow
June 2020 - November 2020 (6 months)

• Assessed viability and commercialization potential of NREL technologies in hair care.
• Present a business venture idea and relevant NREL technologies that can be utilized.

## optiMize
### optiMize Fellow
May 2020 - July 2020 (3 months)
Ann Arbor, Michigan, United States

• Participate in weekly programming targeted toward startup development
• Contribute to a community of entrepreneurs through workshops and events

## University of Michigan
4 years

### Library Clerk
August 2018 - May 2020 (1 year 10 months)
Ann Arbor, MI

• Assist patrons in accessing library resources such as books, articles, and course materials.
• Serve as a source of information on library and general campus facilities.

### Graduate Student Research Assistant
January 2019 - May 2019 (5 months)
Ann Arbor, MI

• Identify morpho-species of arthropods collected from coffee farms in Chiapas, México.
• Homogenized coffee leaf samples for caffeine content analysis.

### Doris Duke Conservation Scholar
June 2018 - August 2018 (3 months)
Ann Arbor, Michigan

• Investigated diversity and salary rates of environmental organizations in the US
• Supported peer mentors, chaperone trips, and provide insight on alumni connections
• Assisted in coordinating and planning program activities and workshops

### Doris Duke Conservation Scholar
June 2016 - May 2018 (2 years)
Ann Arbor, MI

• Assessed water quality of a recirculating aquaculture system (RAS) containing Litopenaeus vannamei (whiteleg shrimp) and contributed to habitat modeling for Acipenser fulvescens (Lake sturgeon) in the Detroit River and St. Clair River.

• Equated terminology between U.S. and Canadian legislative documents pertaining to source water and created a project overview infographic for the Blue Accounting Source Water Initiative while interning at the Great Lakes Commission
.
• Participated in Diversity, Equity, and Inclusion (DEI) seminars, Professional Development seminars, and a Flint Water Crisis service trip.

• Served as a peer mentor to 1st year intern cohort throughout the summer and academic calendar year.

### University of Missouri-Columbia
3 years 10 months

### Ronald E. McNair Scholar
August 2017 - May 2018 (10 months)
Columbia, Missouri Area

• Estimated ebullition rates from aquatic sediments in Missouri reservoirs.

• Independently collected gas, water, and sediment samples from lakes and ponds in Missouri.
• Collaborated internationally through the Linked UnderGraduates research in Nutrients (LUGNuts) project.
• Participated in graduate school preparation workshops and publish an undergraduate research paper.

### College of Agriculture, Food, and Natural Resources Recruitment Intern
August 2016 - May 2018 (1 year 10 months)
Columbia, MO

• Attended college fairs, Mizzou events, and other high school events promoting Mizzou and CAFNR.
• Created new outreach groups, fliers, training manuals, and student information directories.
• Worked closely with CAFNR staff on updating CAFNR materials, exhibiting quality aspects of CAFNR majors, and engaging students in our recruitment events.

### MU Athletics Total Person Program Tutor
August 2016 - May 2017 (10 months)
Columbia, MO

• Assisted student-athletes in achieving competence in a subject area.
• Facilitated student-athletes' process of developing writing and study skills.
• College Reading and Learning Association (CRLA) Level 1 Certification.

### MU Campus Dining Services Food Service Employee
August 2014 - August 2016 (2 years 1 month)

• Serve food and take payments at register
• Clean restaurant facilities

### Chicago Botanic Garden
REU Intern
June 2015 - August 2015 (3 months)
Glencoe, IL

• Conducted shoreline restoration evaluation of 242 taxa of native plants along 4.5 miles of shoreline in the Chicago Botanic Garden's north and south lakes.
• Evaluated Iris Virginica var. Shrevei (Blue flag iris) and its success based on its elevation from normal water levels.
• Gained knowledge on Illinois native plant identification.

### Chicago Botanic Garden

1 year 3 months

## Science First Assistant
June 2014 - August 2014 (3 months)
Glencoe, IL

• Assisted Science First students in developing a basic scientific question and experiment.
• Contributed to disseminating science education to students ranging from 5th grade to sophomores in high school.
• Award Chicago City of Learning badges to students and worked closely with science instructors.

## College First Intern
June 2013 - June 2014 (1 year 1 month)
Glencoe, IL

• Took an environmental studies course and presented a collaborative project on the benefits and consequences of hydraulic fracturing in a symposium.
• Identified habitat for Plants of Concern (POC), specifically Cirsium hillii (Hill's thistle) and Asclepias Lanuginosa (Woolly milkweed).
• Participated in college preparation workshops and science based volunteer activities throughout the academic year.

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# Education

## University of Michigan
Master of Science - MS, Natural Resources/Conservation, General · (2018 - 2020)

## University of Missouri-Columbia
Bachelor's Degree, Soil, Atmospheric, and Environmental Science · (2014 - 2018)

## Lane Technical College Prep High School
High School, STEM · (2010 - 2014)